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                                                               SEC FILE NUMBER
                                                               000-27707

                                                               CUSIP NUMBER
                                                               653351 10 6
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(CHECK ONE) |_| Form 10-K |_| Form 20-F  |_| Form 11-K |X| Form 10-Q
            |_| Form 10-D |_| Form N-SAR |_| Form N-CSR

            For Period Ended: March 31, 2008
                              -------------------------

            |_|   Transition Report on Form 10-K
            |_|   Transition Report on Form 20-F
            |_|   Transition Report on Form 11-K
            |_|   Transition Report on Form 10-Q
            |_|   Transition Report on Form N-SAR

            For the Transition Period Ended:
                                                   -----------------------------

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Read Instruction (on back page) Before Preparing Form. Please Print or Type.
 Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

NexCen Brands, Inc.
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Full Name of Registrant

Not Applicable
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Former Name if Applicable

1330 Avenue of the Americas, 34th Floor
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Address of Principal Executive Office (Street and Number)

New York, NY 10019
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    |      (a)  The reason described in reasonable detail in Part III of this
    |           form could not be eliminated without unreasonable effort or
    |           expense;
    |
    |      (b)  The subject annual report, semi-annual report, transition
    |           report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form
|X| |           N-CSR, or portion thereof, will be filed on or before the
    |           fifteenth calendar day following the prescribed due date; or
    |           the subject quarterly report or transition report on Form 10-Q
    |           or subject distribution report on Form 10-D, or portion
    |           thereof, will be filed on or before the fifth calendar day
    |           following the prescribed due date; and
    |
    |      (c)  The accountant's statement or other exhibit required by Rule>
    |           12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

In order to address certain material weaknesses in internal controls over financial reporting identified in its Annual Report on Form 10-K for the year ended December 31, 2007, NexCen Brands, Inc. (the "Company") has, since the filing of its Annual Report, replaced three of its four most senior financial executives, namely, the Chief Financial Officer of the Company and the Chief Financial Officer and Controller of its franchise management business. As a result of these recent significant personnel changes, the Company was unable to complete all procedures required to finalize its financial statements in time to file its Quarterly Report on Form 10-Q by May 12, 2008 without unreasonable effort or expense. The Company expects to file its Form 10-Q on or before the 5th calendar day (or the next business day if such calendar day is a weekend) following the prescribed due date.

                         (Attach Extra Sheets if Needed)

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Kenneth J. Hall                 (212)                    277-1100
--------------------------    ---------------------    ------------------------
        (Name)                    (Area Code)             (Telephone Number)

(2)   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
      If answer is no, identify report(s).                   |X| YES     NO |_|


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
      thereof?                                               |X| YES    NO  |_|

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      The Company did not initiate its current brand management and franchising business until the second half of 2006. Of the nine brands we owned and operated as of March 31, 2008, we owned only one -- The Athlete's Foot -- for the entire first quarter of 2007. Our results for March 31, 2007 include Bill Blass for one and one half months, and Maggie Moo's and Marble Slab for one month. We did not own Waverly, Pretzel Time, Pretzelmake, Shoebox New York, or Great American Cookie in the first quarter of 2007. As a result, our revenues, expenses, assets and liabilities for the first quarter of 2008 differ substantially from the first quarter of 2007.

                               NexCen Brands, Inc.
                               -------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 9, 2008                          By:  /s/ Kenneth J. Hall
      -----------------                             ----------------------------
                                                    Kenneth J. Hall, Executive
                                                    Vice President,
                                                    Chief Financial Officer
                                                    and Treasurer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


===================================ATTENTION====================================
   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).
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